Exhibit 12
WASHINGTON REAL ESTATE INVESTMENT TRUST
Computation of Ratios
(In thousands)

Earnings to fixed charges ratio:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2016		2015	2016		2015
Net income	$79,662		$580	$113,862		$27,092
Additions:
Fixed charges
Interest expense	13,173		14,486	41,353		44,534
Capitalized interest	188		96	476		555
	13,361		14,582	41,829		45,089
Deductions:
Capitalized interest	(188)		(96)	(476)		(555)
Net loss attributable to noncontrolling interests	12		67	32		515
Adjusted earnings	92,847		15,133	155,247		72,141
Fixed charges (from above)	$13,361		$14,582	$41,829		$45,089
Ratio of earnings to fixed charges	6.95	(1)	1.04	3.71	(1)	1.60	(2)

(1) The earnings to fixed charges ratios for the three and nine months ended ended September 30, 2016 include gains on sale of real estate of $77.6 million and $101.7 million, respectively.

(2) The earnings to fixed charges ratio for the nine months ended September 30, 2015 includes gains on sale of real estate of $31.7 million.